---------------
    FORM 4

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[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Sokolow                          Nicholas
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

 c/o Sokolow, Dunaud, Mercadier & Carreras
 55 Avenue Kleber
--------------------------------------------------------------------------------
                                    (Street)

   Paris                            France               75016
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Armor Holdings, Inc. (AH)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     March 4, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Law)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5.
                                                                                                 Amount of
                                         2A.                       4.                            Securities    6.
                            2.           Deemed                    Securities Acquired (A) or    Beneficially  Owner-
                            Trans-       Execution    3.           Disposed of (D)               Owned         ship       7.
                            action       Date, if     Transaction  (Instr. 3 and 4)              Following     Form:      Nature of
                            Date         any          Code         --------------------------    Reported      (D) Direct Indirect
1.                          ---------   ---------     (Instr. 8)               (A)               Transactions  or(I)      Beneficial
Title of Security           (Month/      (Month/      ------------              or               (Instr. 3     Indirect   Ownership
(Instr. 3)                  Day/Year)    Day/Year)    Code     V   Amount      (D)     Price     and 4)        (Instr.4)  (Instr.4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value     3/4/03                   P             4,000        A      $10.95
$0.01 per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value     3/4/03                   P             1,300        A      $11.02
$0.01 per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value     3/4/03                   P             5,900        A      $11.03    11,200           I      For
$0.01 per share                                                                                                          benefit
                                                                                                                         of
                                                                                                                         children(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                                          60,000           I      By ST
$0.01 per share                                                                                                          Investors
                                                                                                                         Fund,
                                                                                                                         LLC(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                                          10,000           I      By Profit
$0.01 per share                                                                                                          Sharing
                                                                                                                         Plan(1)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date, if (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     actions   (I)      ship
Security     Secur-  (Month/  (Month/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Day/Year)Day/Year)Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Stock        $3.25                                              (3)     1/06    Common    75,000          75,000     D
Options                                                                          Stock
(Right to
Buy) (2)
------------------------------------------------------------------------------------------------------------------------------------
Stock        $9.6875                                            (3)     6/09    Common    10,000          10,000     D
Options                                                                          Stock
(Right to
Buy) (4)
------------------------------------------------------------------------------------------------------------------------------------
Stock        $13.19                                             (3)   6/15/10   Common    10,000          10,000     D
Options                                                                          Stock
(Right to
Buy) (4)
------------------------------------------------------------------------------------------------------------------------------------
Stock        $14.44                                             (3)   6/19/11   Common    12,500          12,500     D
Options                                                                          Stock
(Right to
Buy) (4)
------------------------------------------------------------------------------------------------------------------------------------
Stock        $24.07                                           6/18/03 12/5/12   Common    12,500          12,500     D
Options                                                                          Stock
(Right to
Buy) (5)
====================================================================================================================================

(1) The reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for the purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise.
(2) Granted pursuant to the Armor Holdings, Inc. Amended and Restated 1996 Non-Employee Directors Stock Option Plan.
(3)    Presently exercisable.
(4)    Granted pursuant to the Armor Holdings, Inc. 1999 Stock Incentive Plan.
(5)    Granted pursuant to the Armor Holdings, Inc. 2002 Stock Incentive Plan.


/s/ Nicholas Sokolow                                  March 4, 2003
------------------------------------------            -------------
 **Signature of the Reporting Person                  Date


*If the Form is filed by more than one reporting person, See Instruction
4(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).